CREAM MINERALS LTD.

Suite 1400-570 Granville Street

Vancouver, B.C. V6C 3P1

May 21, 2008

TSX Venture Exchange Symbol: CMA

 OTC Bulletin Board Symbol:  CRMXF

 Frankfurt Stock Exchange:  DFL

WKN:  866036 Frankfurt

 U.S. 20-F Registration: 000-29870

Cream Minerals Targets 300 Million Ounces Silver Equivalent in Planned 2008 Program at Cost of US$ 2.6 million for Underground and Open Pit Work

May 21, 2008, Vancouver, BC - Cream Minerals Ltd. (CMA - TSX-V) ("Cream" or the “Company”) is pleased to announce that on its 100% owned Nuevo Milenio Project, preparation for the 2008 work program as outlined in the Phase 1 and Phase 2 exploration program recommended in the NI 43-101 compliant report dated January 30, 2008, by F. Holcapek, P.Eng. Geology, was initiated.

This Project has excellent infrastructure.  It is only 20 kilometres (km) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of 300,000 people. It is beautifully located in a verdant valley of sugarcane at 1,000 metres (m) elevation mid way along the Freeway between Mazatlan and Guadalajara, 150 km NE of Puerto Vallarta.  The property is readily accessible, being only a few kilometres from paved highways, railway, airport, power lines and water.

The objective of the work program is to upgrade the previously reported Inferred Mineral Resource and define the open pit (op) and underground (u/g) mineral targets to classifiable NI 43–101 compliant Mineral Resources by underground development work (1,000 m) and diamond drilling (8,000 m).

Previously Reported Inferred Mineral Resources were calculated using drill core assays, surface assays and underground channel sample assays.  These resources are believed to be low in grade due to the brecciated, sheared and broken nature of the mineralized zones, which resulted in poor core recovery (20% to 80%) due to the loss of fine particular gold and silver sulphides by washing.

PREVIOUSLY REPORTED INFERRED MINERAL RESOURCES NI 43-101 (2006 and 2008)

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	7.13	2,132,802.55	1.530	133.71	104,582.59	9,168,652.44
Dos Hornos Segment 2	14.88	2,949,214.68	0.946	76.47	89,657.28	7,250,802.66
Veta Tomas	5.09	1,246,162.50	1.282	354.72	51,344.17	14,212,286.62
Once Bocas (OP)	100	11,590,000.00	0.345	57.90	129,000.00	21,580,000.00
Total		17,918,179.73			374,584.00	52,211,800.00

Tonnes:  17,920,000  Au oz:  375,000 Ag oz:  52,212,000

Silver Equivalent (Gold – Silver price Ratio = 50:1):  71,000,000 oz

2008 TARGET PROGRAM:

Since the location of this large 2,500 Hectare (Ha) property in the year 2000, considerable exploration and development work has taken place. This includes prospecting, geological, geochemical and topographic surveys, road building, 12,000 m diamond drilling, reopening and channel sampling of 200 year old Spanish workings and Laboratory analyses of more than 2000 samples.  There are three main vein systems, nearly parallel, but converging to the south, and they are essentially identical, geologically.

These underground and open-pit targets (see attached map) were selected using data from NI 43–101 compliant reports (January 30, 2007, January 30, 2008) and from accumulated data from 2001 to 2008 including recent exploration work (see News Release March 3, 2008) to estimate size, depth, width and grade of the “Mineralized Target Areas”.

TARGET 1:

The objective is to upgrade reported Underground and Open Pit Inferred Mineral Resources (see above) to Indicated and/or Proven Mineral Resources by underground development to establish the true width and true grade, and to obtain bulk samples for metallurgical testing.  (Target size and grade estimates are excluded here).

TARGET 2:

The objective here is to explore and diamond drill existing, immediately known Mineral Targets, to qualify as NI 43-101 compliant Inferred Mineral Resources.  These target areas were defined by surface exploration, reopening old Spanish workings and exploratory drilling.  The targets are of two distinct types:

A. OPEN PIT TARGETS:

Located on the Once Bocas (See NI 43-101 compliant report Feb 12, 2006) and Cerro Chacuaco quartz stock-work zones (NI 43-101 compliant report Jan 30, 2007).  These targets have measured dimensions of 100 m and 180 m wide, and a measured strike length of 450 m and 600 m respectively.  Within this wide zone, three to five high-grade vein breccia zones were recognized in underground workings, surface trenches and by drilling.  Diamond drilling of geologically similar areas at Dos Hornos encountered similar mineralization over a vertical range in excess of 250 m.

The combined open-pit tonnage potential of the two areas is  in the order of 45 to 50 million tonnes, and the in-situ grade ranges from  Gold: 0.05 g/t to 19 g/t and Silver: 3.00 g/t to 1,300 g/t (indicated mean  grade for both areas  Gold: 0.46 g/t, Ag: 72 g/t) or a contained gold and silver potential in the range of  Gold: 21 to 23 million grams  (0.7  to 0.8 million oz) and Silver: 3240 to3600 million grams (100 to 115 million oz).

B. UNDERGROUND TARGETS:

Located extensions of Once Bocas and Chacuaco open-pit areas, plus parallel zones at Dos Hornos and Veta Tomas.  Six high-grade, quartz-breccia-vein stock-work zones have been mapped from results of underground workings, surface trenches and diamond drilling (See NI 43-101 compliant report January 30, 2008).  The four to eight meter wide zones are located within a mineralized structure up to 25 m wide, surrounded by a quartz stock-work halo up to 180 m wide.  These underground structures have been traced for 450 m at Once Bocas and for 600 m at Chacuaco.  They are extensions of the high-grade core of the open-pit targets.

The combined  underground target potential (excluding zones located within the open pit targets) is in the order of 9 to 12 million tonnes with an in-situ grade ranging from Gold:  0.25 g/t to 19 g/t and Silver: 60 g/t to 1,300 g/t (indicated mean grade for all structures Au: 1.00 g/t, Ag: 150 g/t) or a contained gold and silver potential in the range of Gold: 9 to 12 million grams (0.30 to 0.40 million oz) and Silver:  1350 to 1800 million grams (43 to 58 million oz).

Together, the Total Open-pit and Underground Targets are:

Tonnes:

54 to 62 million,

Au oz:  1.0 to 1.2 million,

Ag oz:  143 to 173 million

Silver Equivalent (Gold – Silver price Ratio = 50:1):  193 to 233 million oz

Overall, the Total Previously Reported Target, plus the Above Target is:

Tonnes:

74 to 82 million,

Au oz:  1.4 to 1.6 million,

Ag oz:  195 to 225 million

Silver Equivalent (Gold – Silver Price Ratio = 50:1):   265 to 305 million oz

Note: “The potential quantity and grade for mineral targets, is conceptual in nature.  There has been insufficient exploration to define a ‘Mineral Resource’. It is uncertain if further exploration will result in the delineation of a Mineral Resource”.

No metallurgical tests were conducted on the mineralized targets and no metallurgical problems are anticipated, due to mainly solitary Gold/Silver occurrences in volcanic ash (rhyolitic lithic tuffs).  Based on the observed simple mineralogy (free gold, silver-sulphides and pyrite) and trace element analysis, metallurgical recovery is assumed to be 100%.  The above program is anticipated to be completed in 1 ½ years at an estimated cost of US $2.6 million.

Mr. Ferdinand Holcapek, P.Eng., Geology, Director and Administrator General, Cream Minerals De Mexico, SA de CV, composed this news release and supervises exploration programs on the Nuevo Milenio Project.  He is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

As of May 20, 2008, the Company’s share structure consisted of:

Basic issued & outstanding	47,921,073
Reservations	8,118,790
Fully Diluted	56,039,863

Closing Spot Prices reported by www.Kitco.com as at May 20, 2008:

Gold (Au)	US$918.80	per oz
Silver (Ag)	US$17.66	per oz

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622  Fax: (604) 687-4212  Toll Free: 1-888-267-1400

Email: info@creamminerals.com, or visit the Company’s website:  www.creamminerals.com

Or,

Catarina Cerqueira, CHF Investor Relations

Tel: (416) 868-1079, Ext. 251  Email: catarina@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.

AREA OF SILICA CAPS
Possible bulk Tonnage
MINA ZAPOTE
ASTASIS 1 & 2
MINA CRUCERO
VETA TOMAS
DOS HORNOS 1
DOS HORNOS 2
ONCE BOCAS
CERRO CHACUACO
CHACUACO WEST
ONCE BOCAS SOUTH
VETA TOMAS
AREA CAFETAL
EL SALAMANDRIA
MINA VICTORIA
MINA JULIA
CASA DON ANTOÑIO
RANCHO
MINA SAN FRANCISCO
POZO ASTASIS II
CERRO NANCHO
MINA CHACUACO
CERRO CHACUACO
MINA SANTA GERTUDES
0 m
250 m
500 m
MINERAL RESOURCE TARGET AREAS
2008 EXPLORATION PROGRAM
2362500N
2362000N
2361500N
2361000N
2360500N
2360000N
2359500N
2359000N
LEGEND
Geological contacts, generalized
Faults, shears
Pits, trenches, shafts, adits
Old Workings Au, Ag, Pb, Cu, Zn
Old Workings Opal
Small town
Tahonas ruins, hornos
Water flumes, old dams - breached
Outcrop areas generalized, Hydrothermal alteration
Major Drainage
Minor Drainage
Contour Elevation
Access Road
Outline of Property
Quartzveining (stockwork)
Tb Basalt Flow, Stocks, Dykes - Dark green, massive to blocky flow. Along contact with flow banded rhyolites chilling produced obsidian bands and nodules. Devitrification and spherulitic texture is evident were intruding Rhyolite
Tr Rhyolite Extrusive and Intrusive - Flow banded, spherulitic bands, devitrified, domes, dykes and sheets.
Trtu Upper Lithic Tuff - Rhyolitic Lithic tuffs abundant coarse-grained clear quartz eyes. Alteration hornblende ghosts, quartz, clays, sericite and hematite in places agglomeritic and silicified.
Trt Rhyolite Lithic Tuff - with quartz eyes, lithic fragments are typically quartz-bearing welded lapilli tuff. Hydrothermally altered medium to intense. Non Differenciated.
Trtn Rhyolite Tuff - Non-welded, intensely clay altered, texturally destroyed, and recessive weathering, no quartz eyes.
HYDROTHERMAL ALTERATION
Argillization (kaolinization) - White colored, all textures destroyed due to abundance of clay. Quartz eyes may remain indicating the original lithology
Kaolinization, sericite, minor silicification, as halo around quartz vein zones. Quartz veins - silica flooding, breccia and parallel veins, Au and Ag.
Quartz veins - sugary quartz as fracture controlled flooding., veins and stockwork, Au, Ag.
Trt Silicification, fine grained and Quartz flooding minor chalcedonic, vein as fracture filling and stockwork, Au, Ag.
Trt Silica flooding - chalcedony
METRES
0 100 200 300 400 500
SCALE: 1 : 5,000
Cream Minerals de México, S.A. de C.V.
CREAM MINERALS
LOTE NUEVO MILENIO
MUNICIPIIO JALISCO, NAYARIT, MEXICO
GENERAL GEOLOGY
CENTRAL SECTION
SHOWING MINERALIZED AND HYDROTHERMAL
ALTERATED ZONES
Mapped by: Ing. Alberto Ruiz M., Date: October 30. 2000
Up Date by: F. Holcapek, P.Eng. May 13, 2003
Drafted By: Geodrafting Sept. 20, 2002